SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.__ )*

Zhihu Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000125 per share

 (Title of Class of Securities)

98955N108**

 (CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP Number is for the American Depositary Shares relating to Class A ordinary shares, with each two American Depositary Shares representing one of the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 98955N108	13 G	Page 2 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Innovation Works Development Fund, L.P. (“Innovation I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER.
23,011,491 shares, all of which are directly owned by Innovation I, except that Innovation Works Development Fund GP, L.P. (“Partners I”), the general partner of Innovation I, and Innovation Works Development Fund GP, LLC (“Partners I LLC”), the general partner of Partners I, may be deemed to have sole voting power, and Peter Liu and Kai-Fu Lee, the members of Partners I LLC (the “Members”), may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	23,011,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.1%[1]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

1 This percentage is calculated based on 284,536,583 shares of Class A ordinary shares, which is the sum of the 261,525,092 shares of Class A ordinary shares reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on March 26, 2021, and the number of preferred shares owned by the Reporting Person that are convertible into Class A ordinary shares.

CUSIP NO. 98955N108	13 G	Page 3 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Innovation Works Development Fund GP, L.P. (“Partners I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER.

23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	23,011,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.1%[2]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

2 This percentage is calculated based on 284,536,583 shares of Class A ordinary shares, which is the sum of the 261,525,092 shares of Class A ordinary shares reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on March 26, 2021, and the number of preferred shares owned by the Reporting Person that are convertible into Class A ordinary shares.

CUSIP NO. 98955N108	13 G	Page 4 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Innovation Works Development Fund GP, LLC (“Partners I LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER.
23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	23,011,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.1%[3]
12	TYPE OF REPORTING PERSON (See Instructions)	OO

3 This percentage is calculated based on 284,536,583 shares of Class A ordinary shares, which is the sum of the 261,525,092 shares of Class A ordinary shares reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on March 26, 2021, and the number of preferred shares owned by the Reporting Person that are convertible into Class A ordinary shares.

CUSIP NO. 98955N108	13 G	Page 5 of 15

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Innovation Works Holdings Limited (“Innovation Ltd”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 7,556,558 shares, all of which are directly owned by Innovation Ltd, except that Kai-Fu Lee (“Dr. Lee”) may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 7,556,558 shares, all of which are directly owned by Innovation Ltd, except that Dr. Lee may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,556,558
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	2.7%[4]
12	TYPE OF REPORTING PERSON (See Instructions)	OO

4 This percentage is calculated based on 284,536,583 shares of Class A ordinary shares, which is the sum of the 261,525,092 shares of Class A ordinary shares reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on March 26, 2021, and the number of preferred shares owned by the Reporting Person that are convertible into Class A ordinary shares.

CUSIP NO. 98955N108	13 G	Page 6 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Peter Liu (“Liu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 0 shares.
6	SHARED VOTING POWER
23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER. 0 shares.
8	SHARED DISPOSITIVE POWER.
23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	23,011,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.1%[5]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

5 This percentage is calculated based on 284,536,583 shares of Class A ordinary shares, which is the sum of the 261,525,092 shares of Class A ordinary shares reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on March 26, 2021, and the number of preferred shares owned by the Reporting Person that are convertible into Class A ordinary shares.

CUSIP NO. 98955N108	13 G	Page 7 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kai-Fu Lee (“Dr. Lee”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 7,556,558 shares, all of which are directly owned by Innovation Ltd, except that Dr. Lee may be deemed to have sole voting power with respect to such shares.
6	SHARED VOTING POWER
23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting power, and the Members may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER. 7,556,558 shares, all of which are directly owned by Innovation Ltd, except that Dr. Lee may be deemed to have sole dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER.
23,011,491 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole dispositive power, and the Members may be deemed to have shared dispositive power with respect to such shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	30,568,049
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.7%[6]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

6 This percentage is calculated based on 284,536,583 shares of Class A ordinary shares, which is the sum of the 261,525,092 shares of Class A ordinary shares reported by the Issuer to be outstanding following the offering of securities under its prospectus, filed on March 26, 2021, and the number of preferred shares owned by the Reporting Person that are convertible into Class A ordinary shares.

CUSIP NO. 98955N108	13 G	Page 8 of 15

ITEM 1(A).	NAME OF ISSUER Zhihu, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES A5 Xueyuan Road

Haidian District, Beijing 100083

People's Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by (i) Innovation Works Development Fund, L.P., a Cayman Islands limited partnership (“Innovation I”); (ii) Innovation Works Development Fund GP, L.P., a Cayman Islands limited partnership (“Partners I”); (iii) Innovation Works Development Fund GP, LLC, a Cayman Islands limited liability company (“Partners I LLC”); (iv) Innovation Works Holdings Limited, a British Virgin Islands limited company (“Innovation Ltd”); (v) Peter Liu (“Liu”), a citizen of the United States; and (vi) Kai-Fu Lee (“Dr. Lee”), a citizen of Taiwan, China. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Partners I is the general partner of Innovation I and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Innovation I. Partners I LLC is the general partner of Partners I and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Innovation I. Liu and Dr. Lee are the members of Partners I LLC (the “Members”), and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Innovation I. Dr. Lee is the sole member of Innovation Ltd and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Innovation Ltd.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Persons is:

c/o Innovation Works Holdings Limited

P.O. Box 3321, Drake Chambers

Road Town, Tortola, British Virgin Islands

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

ITEM 2(C)	CITIZENSHIP

Innovation I and Partners I are Cayman Islands exempted limited partnerships. Partners I LLC is a Cayman Islands limited liability company. Innovation Ltd is a British Virgin Islands limited company. Liu is a United States citizen. Dr. Lee is a citizen of Taiwan, China.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Class A Ordinary Shares, $0.000125 par value per share

ITEM 2(E)	CUSIP NUMBER

98955N108

ITEM 3.	Not Applicable

CUSIP NO. 98955N108	13 G	Page 9 of 15

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2021.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Innovation I and Partners II, the limited liability company agreement of Partners I LLC, and the memorandum and articles of association of Innovation Ltd, the general partner and limited partners or members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member or director, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

CUSIP NO. 98955N108	13 G	Page 10 of 15

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 98955N108	13 G	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Entities:	Innovation Works Development Fund, L.P.
Innovation Works Development Fund GP, L.P.
Innovation Works Development Fund GP, LLC
Innovation Works Holdings Limited

By:	/s/ Cissy Law
Cissy Law, Attorney-in-fact for
the above-listed entities

Individuals:	Peter Liu
Kai-Fu Lee

By:	/s/ Cissy Law
Cissy Law, Attorney-in-fact for
the above-listed individuals

CUSIP NO. 98955N108	13 G	Page 12 of 15

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13
Exhibit B: Power of Attorney	14

CUSIP NO. 98955N108	13 G	Page 13 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Zhihu, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2022

Entities:	Innovation Works Development Fund, L.P.
Innovation Works Development Fund GP, L.P.
Innovation Works Development Fund GP, LLC
Innovation Works Holdings Limited

By:	/s/ Cissy Law
Cissy Law, Attorney-in-fact for
the above-listed entities

Individuals:	Peter Liu
Kai-Fu Lee

By:	/s/ Cissy Law
Cissy Law, Attorney-in-fact for
the above-listed individuals

CUSIP NO. 98955N108	13 G	Page 14 of 15

exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Innovation Works Development Fund GP, LLC or such other person or entity as is designated in writing by Cissy Law (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulation thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Cissy Law (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 14, 2022

CUSIP NO. 98955N108	13 G	Page 15 of 15

Innovation Works Development Fund, L.P.

By Innovation Works Development Fund GP, L.P.
Its General Partner

By Innovation Works Development Fund GP, LLC
Its General Partner	/s/ Peter Liu
Peter Liu, Authorised Signatory

Innovation Works Development Fund GP, L.P.

By Innovation Works Development Fund GP, LLC
Its General Partner	/s/ Peter Liu
Peter Liu, Authorised Signatory

Innovation Works Development Fund GP, LLC	/s/ Peter Liu
Peter Liu, Authorised Signatory

Innovation Works Holdings Limited	/s/ Kai-Fu Lee
Kai-Fu Lee, Authorised Signatory

Peter Liu	/s/ Peter Liu
Peter Liu

Kai-Fu Lee	/s/ Kai-Fu Lee
Kai-Fu Lee